GAMBRELL & STOLZ LLP ATTORNEYS AT LAW

JEFFREY S. HATCHEW

DIRECT DIAL: (404)223-2206

E-MAIL: jhatchew@gambrell.com

March 2, 2007

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 4561

450 Fifth Street, NW

Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Software, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended April 30, 2006

Form 10-Q for the Quarterly Period Ended July 31, 2006

Form 10-Q for the Quarterly Period Ended October 31, 2006

File No. 000-12456

Request for Extension of Time to Respond

Dear Mr. Krikorian:

In regard to your comment letter dated February 6, 2007 regarding the Company’s Form 10-K for its Fiscal Year ended April 30, 2006 and two subsequent Form 10-Qs, we respectfully ask, on behalf of the Company, for an extension to file a response. We previously requested an extension because of a delay in receipt of your comment letter and needed adequate time to review your letter and respond.

We are now requesting, on behalf of the Company, this extension to allow the Company’s Auditors an adequate opportunity to review the Company’s responses to your comment letter. Accordingly, we request that the Company be given until March 15, 2007 to file its response.

Thank you for your time and consideration in this matter.

Respectfully,

GAMBRELL & STOLZ, LLP

/s/ Jeffrey S. Hatchew

Jeffrey S. Hatchew

JSH/git

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